Mail Stop 0308


      April 29, 2005

VIA U.S. MAIL AND FACSIMILE

Timothy W.J. O`Brien, Esq.
Vice President and General Counsel
NRG Energy, Inc.
211 Carnegie Center
Princeton, New Jersey 08540

      Re:	NRG Energy, Inc.

      	Registration Statement on Form S-3
      	Filed March 30, 2005
      	File No. 333-123677

      Annual Report on Form 10-K for the Period Ended December 31,
2004
      Filed March 30, 2005
      Preliminary Proxy Statement on Schedule 14A
      Filed March 30, 2005
      File No. 1-15891

Dear Mr. O`Brien:

      We have reviewed your filing and have the following comments.
Please be aware that we have limited our review to the financial statements and related information. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 7 - Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Revenue from Majority-Owned Operations

Reorganized NRG, page 55
1. In future filings please provide a more detailed discussion, by reportable segment, for each component of revenues from majority-owned operations. We understand given the reorganization of the company that a year over year analysis comparing 2004 to 2003 that discusses and quantifies the changes in the components of revenues may be difficult or non-beneficial to the reader; however, we would expect there to be a more in depth discussion and quantification of the changes in future periods. For example, a discussion and quantification of the change in megawatt hours, rates, temperature, plant outages and other factors that both positively and negatively impact revenues from year to year with a focus on trends and uncertainties will allow a reader to better understand your revenues.
Additionally, as it relates to capacity revenues, with the exception of the RMR agreements, you indicate that other agreements lead to the generation of revenues for particular regions however you do not provide the amounts that these agreements contributed for the periods presented or the length of time you expect these agreements to continue to contribute to the revenues of those segments. For example, you indicate that long-term contracts provide for capacity payments in the South Central region and that Other North American capacity revenues were generated by your Kendall Operation, which had a long-term tolling agreement but you do not quantify the impact of these agreements. A more in-depth quantification and discussion of the impact of these items you mention will allow the reader to more fully understand your operations. For additional guidance, refer to
Item 303(a)(3) of Regulation S-K and SEC Release 33-8350.

Cost of Majority-Owned Operations

Reorganized NRG, page 56
2. Throughout this section, you refer to various types of costs that make up and contribute to both the cost of energy, operating expenses and also general, administrative and development costs for the reported periods. In future filings, in addition to this information please provide an explanation as to the positive and negative factors that impacted those costs. Additionally, rather than using the terms
"primarily" or "were largely driven by" in describing changes, to the extent practicable quantify the amount of the change from year to year that is attributable to the primary source you identify. See
Item 303(a) of Regulation S-K and Financial Reporting Codification
501.04. In addition to quantifying the dollar effect of the various contributing factors, ensure that you describe the significant developments in the marketplace or at your company that led to the changes.

Liquidity and Capital Resources

Sources of Funds, page 81
3. You indicate that a principal source of liquidity for future operations and capital expenditures are proceeds from the sale of certain assets and businesses. Conversely, on page 82 you indicate that the Amended Credit Facility and the indenture governing the notes place restrictions on the use of any proceeds you may receive from certain assets sales. Please explain and also clarify your disclosures in future filings.

Contractual Obligations and Commercial Commitments, page 86
4. Please revise future filings to include other long term-liabilities reflected in your balance sheet as required by Item 303(a)(5) of Regulation S-K or tell us why you exclude such amounts from the table. Additionally, to the extent material, please include cash requirements for amounts to be funded to cover post-employment, including retirement, benefits in the table or a related footnote to the table.
Critical Accounting Policies

Revenue Recognition and Uncollectible Receivables, page 91
5. You indicate that in certain markets you record sale and purchase transactions with Independent System Operators on a net basis. Please tell us the GAAP literature you relied upon for your accounting treatment, and specifically how you applied it to your fact pattern.
Finally, please tell us how your accounting treatment compares to others in your industry.

Consolidated Financial Statements

Consolidated Balance Sheets, page 105
6. We read your disclosure in Note 2 as to the nature of the restricted cash on your balance sheet and we are unclear as to why you believe that the restricted cash should be classified as current instead of long-term on your balance sheet.
7. Tell us and disclose the nature of the amounts included in the "other" categories within both current and other liabilities. We noted certain items throughout the filing that you indicate as being included in these line items; however, it is unclear as to whether or not additional amounts should be separately disclosed. If those amounts meet the materiality threshold - 5% of total current liabilities and 5% of total liabilities for non-current liabilities - in Rule 5-02(20) and (24) of Regulation S-X please disclose such amounts in future filings.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation, page 110
8. Please tell us more about the impact the adoption of FIN 46(R) had on your consolidated financial position and results of operations. Your disclosure that "the nature of the operations consolidated consisted of hydropower facilities on the East Coast" is unclear. If you are stating that the adoption lead to the consolidation of certain hydropower facilities that were not previously consolidated please clarify and quantify the impact for us and clarify your disclosures in future filings. Please consider the need for incremental disclosure consistent with paragraph 23 of FIN 46(R).
9. Please tell us how you determined that your investment in West Coast Power, LLC, did not require consolidation under FIN46(R).
We
note that the other 50% owner of West Coast Power, LLC does not consolidate the entity.

Note 13- Investments Accounted for by the Equity Method

West Coast Power LLC Summarized Financial Information, page 141
10. You indicate that the operating revenues for West Coast Power for the year ended December 31, 2004 are $1,334,000. However, the operating revenues for the same period in the audited financial statements of West Coast Power LLC included in Exhibit 99.1 appear to be $725,626,000. We assume that you intended to disclose within Note
13 that the amounts are in millions instead of thousands, implying that the operating revenues are $1,334,000,000. Furthermore, if the difference between the $1,334,000,000 and the $725,626,000 was the result of a typographical error please confirm that to us and revise future filings accordingly to ensure consistency between the audited financial statements of West Coast Power and the summarized financial information that you provide in your financial statements, otherwise please explain why the amounts do not agree.


Note 18 - Debt and Capital Leases

Project Financings

Itiquira Energetica S.A., page 156
11. You indicate Eletrobras owns preferred shares in Itiquira but it is unclear as to who or what Eletrobras is and what relationship they have to Itiquira. If Eletrobras and Unibanco are different names for the same entity please clarify. Additionally, please clarify for us why the preferred shares are recorded as debt under US GAAP. If the preferred shares are redeemable for cash at the option of the holder then confirm our understanding, otherwise advise us of your accounting.

Schkopau, page 156
12. Tell us the US GAAP basis for recording the Schkopau debt obligations as capital leases.
Note 22 - Earnings Per Share, page 165
13. You indicate that the deferred stock units are considered outstanding upon the grant date on a weighted average basis for computing basic earnings per share however it appears you have not considered them in your basic earnings per share calculation on page
166, instead you have included them in your diluted earnings per share calculation. If your disclosure is incorrect as a result of a typographical error and you intended to state that they are considered in your diluted earnings per share calculation then please revise your disclosure in future filings. If you believe it is appropriate to include the deferred stock units in your diluted earnings per share calculation please tell us why.

Note 29 - Guarantees and Other Contingent Liabilities

Other types of guarantees, page 191
14. You indicate that the maximum quantifiable liability under the environmental guarantees is approximately $65.9 million, most of which is a guarantee for plant removal and site remediation obligations at your Flinders facilities. In light of this, please tell us whether the plant removal and site remediation obligations of your Flinders facilities are included in your asset retirement obligation balance as of December 31, 2004 and if so tell us the amount. If no asset retirement obligation has been recorded please tell us why.


Exhibit 99.1 - West Coast Power LLC

Note 2 - Accounting Policies

Revenue Recognition, page 11
15. You indicate that you recognize revenues identified as being subject to future resolution as discussed above at "Allowance for Doubtful Account." However, the referenced disclosure does not appear to contain a discussion of your revenue recognition policies.
Please supplementally explain the nature and amount of revenues recognized that are subject to further resolution and how you support your accounting. Please refer to SAB Topic 13A.

Note 5 - Derivatives and Hedging, page 12
16. You indicate that the values of the fair value hedges as well as the corresponding value of the hedged risk at December 31, 2004 are zero. In light of this, we are unclear as to the nature of the assets and liabilities from risk-management activities recorded on your balance sheet as of December 31, 2004. Please explain.

Note 33 - Condensed Consolidated Financial Information, page 195
17. Please confirm to us, if true, and revise future filings to indicate that the guarantees are joint and several and that each guarantee is 100% owned. Otherwise, tell us how your disclosure complies with Rule 3-10 of Regulation S-X.



*	*	*	*	*	*




      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David DiGiacomo at (202) 551-3319 or George Ohsiek at
(202) 551-3843, if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson, Staff Attorney, at (202) 551-3335, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3720 with any other questions.

Sincerely,



H. Christopher Owings
      Assistant Director


cc:	Michael P. Rogan, Esq.
	Skadden, Arps, Slate, Meagher & Flom LLP
	Via Fax:  (202) 393-5760
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NRG Energy, Inc.
April 29, 2005
Page 8